UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Landmark Infrastructure Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

51508J108

(CUSIP Number)

DigitalBridge Group, Inc.

Attention: Ronald M. Sanders, Esq.

750 Park of Commerce Drive, Suite 210

Boca Raton, Florida 33487

(561) 570-4644

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons LANDMARK DIVIDEND LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,371,317
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,371,317

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,371,317
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 17.1%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DIGITAL LD MANAGEMENT / NON-REIT HOLDINGS, LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,371,317
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,371,317

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,371,317
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 17.1%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons DIGITAL LD GP, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,371,317
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,371,317

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,371,317
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 17.1%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DCP II LD MANAGEMENT / NON-REIT HOLDCO, LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,371,317
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,371,317

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,371,317
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 17.1%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons DIGITAL LD HOLDCO GP, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,371,317
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,371,317

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,371,317
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 17.1%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DIGITAL COLONY II (DE AIV), LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,371,317
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,371,317

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,371,317
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 17.1%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons DIGITAL COLONY II GP, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,371,317
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,371,317

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,371,317
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 17.1%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons COLONY DCP II HOLDCO, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,371,317
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,371,317

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,371,317
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 17.1%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DIGITALBRIDGE OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,371,317
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,371,317

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,371,317
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 17.1%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DIGITALBRIDGE GROUP, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,371,317
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,371,317

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,371,317
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 17.1%
14	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by Landmark Dividend LLC, Digital LD Management / Non-REIT Holdings, LP, Digital LD GP, LLC, DCP II LD Management / Non-REIT HoldCo, LP, Digital LD HoldCo GP, LLC, Digital Colony II (DE AIV), LP, Digital Colony II GP, LLC, Digital Colony II GP, LLC, DigitalBridge Operating Company, LLC, Colony DCP II HoldCo, LLC and DigitalBridge Group, Inc. (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on June 2, 2021 relating to the Common Units of Landmark Infrastructure Partners LP (the “Issuer”) (the “Original 13D”) and Amendment No.1 to the Schedule 13D with respect to the Issuer filed by the Reporting Persons on August 25, 2021 (as so amended, the “Schedule 13D”).

Item 2.	Identity and Background

The information previously provided in response to Item 2 is hereby amended and supplemented as follows:

(c) The information set forth on Annex A to this Amendment No. 2 is hereby incorporated by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following paragraph:

The additional 1,011,009 Common Units acquired since the filing of Amendment No. 1 to Schedule 13D were acquired for aggregate consideration of $16,639,975 (excluding commissions), using working capital of Landmark Dividend LLC. The source of funds for all such purchases were from general funds available to Landmark Dividend LLC, including capital contributions from its investors.

Item 4.	Purpose of Transaction.

The information previously provided in response to this Item 4 is hereby amended and supplemented by adding the following paragraphs:

As previously stated in the Schedule 13D, the Reporting Persons or their affiliates may, at any time and from time to time, acquire additional securities of the Issuer in the open market or in privately negotiated transactions. In connection with the acquisitions and other transactions described in this Schedule 13D, the Reporting Persons currently intend to acquire more Common Units. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.

(a)-(b) As of October 11, 2021, the Reporting Persons may be deemed the beneficial owners of the 4,371,317 Common Units held directly by Landmark, which represent 17.1% of the outstanding Common Units. The percentage of Common Units beneficially owned reported herein is based on 25,488,992 Common Units outstanding as of August 20, 2021, as disclosed in the Transaction Agreement, dated August 21, 2021, filed as Exhibit 2.1 to the Current Report on Form 8-K, filed by the Issuer on August 25 2021.

Landmark Dividend LLC directly holds 4,371,317 Common Units. Landmark is owned by Digital LD Management / Non-REIT Holdings, LP. The general partner of Digital LD Management / Non-REIT Holdings, LP is Digital LD GP, LLC. Digital LD GP, LLC is wholly owned by DCP II LD Management / Non-REIT HoldCo, LP. The general partner of DCP II LD Management / Non-REIT HoldCo, LP is Digital LD HoldCo GP, LLC.

Digital LD HoldCo GP, LLC is wholly owned by Digital Colony II (DE AIV), LP. The general partner of Digital Colony II (DE AIV), LP is Digital Colony II GP, LLC. Colony DCP II HoldCo, LLC is the sole owner of equity interests in Digital Colony II GP, LLC and DigitalBridge Operating Company is the sole owner of equity interests in Colony DCP II HoldCo, LLC. The managing member of DigitalBridge Operating Company is DigitalBridge Group, Inc.

The information set forth in Annex A to this Amendment No. 2 is hereby incorporated by reference in this Item 5.

(c) The following table sets forth all transactions with respect to Common Units effected during the past sixty (60) days by the Reporting Persons, as of 4:30 pm EST on October 11, 2021. All such transactions were purchases of Common Units by Landmark Dividend LLC effected in the open market, and the table includes commissions paid in per share prices.

Transaction Date	Weighted Average Price Per Common Unit (excluding commissions)	Price Range Per Share	Number of Common Units
09/13/2021	$16.4669	$16.455 to $16.500	152,400
09/14/2021	$16.4586	$16.45 to $16.46	4,511
09/15/2021	$16.4970	$16.49 to $16.50	1,350
10/07/2021	$16.4931	$16.435 to $16.50	224,230
10/08/2021	$16.4997	$16.48 to $16.50	176,360
10/11/2021	$16.4230	$16.37 to $16.48	452,158

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2021

LANDMARK DIVIDEND LLC

By:	/s/ Arthur P. Brazy, Jr.

Name:	Arthur P. Brazy, Jr.
Title:	Chief Executive Officer

DIGITAL LD MANAGEMENT / NON-REIT HOLDINGS, LP
By: Digital LD GP, LLC, its general partner

By:	/s/ Geoffrey Goldschein

Name:	Geoffrey Goldschein
Title:	Vice President

DIGITAL LD GP, LLC

By:	/s/ Geoffrey Goldschein

Name:	Geoffrey Goldschein
Title:	Vice President

DCP II LD MANAGEMENT / NON-REIT HOLDCO, LP
By: Digital LD HoldCo GP, LLC, its general partner

By:	/s/ Geoffrey Goldschein

Name:	Geoffrey Goldschein
Title:	Vice President

DIGITAL LD HOLDCO GP, LLC

By:	/s/ Geoffrey Goldschein

Name:	Geoffrey Goldschein
Title:	Vice President

DIGITAL COLONY II (DE AIV), LP
By: Digital Colony II GP, LLC, its general partner

By:	/s/ Ronald M. Sanders

Name:	Ronald M. Sanders
Title:	Vice President

DIGITAL COLONY II GP, LLC

By:	/s/ Ronald M. Sanders

Name:	Ronald M. Sanders
Title:	Vice President

COLONY DCP II HOLDCO, LLC

By:	/s/ Ronald M. Sanders

Name:	Ronald M. Sanders
Title:	Vice President

DIGITALBRIDGE OPERATING COMPANY, LLC

By:	/s/ Ronald M. Sanders

Name:	Ronald M. Sanders
Title:	Vice President, Secretary

DIGITALBRIDGE GROUP, INC.

By:	/s/ Ronald M. Sanders

Name:	Ronald M. Sanders
Title:	Executive Vice President, Chief Legal Officer and Secretary

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

DIGITALBRIDGE GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of DigitalBridge Group, Inc. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o DigitalBridge Group, Inc., 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. To the best of DigitalBridge Group, Inc.’s knowledge, none of its directors or executive officers beneficially owns any Common Units of the Issuer and none of its directors or executive officers has engaged in any transactions in the shares of such Common Units during the past 60 days.

Directors and Executive Officers	Title/Principal Occupation
J. Braxton Carter	Director, DigitalBridge Group, Inc. Senior Advisor to Deutsche Telecom Capital Partners

Nancy A. Curtin	Director, DigitalBridge Group, Inc. Partner, Group Chief Investment Officer and Head of Investment Advisory of Alvarium Investments

Jeannie H. Diefenderfer	Director, DigitalBridge Group, Inc. Founder and Chief Executive Officer of courageNpurpose, LLC

Jon A. Fosheim	Director, DigitalBridge Group, Inc. Private Investor

Marc C. Ganzi	President, Chief Executive Officer and Director DigitalBridge Group, Inc.

Gregory J. McCray	Director, DigitalBridge Group, Inc. Chief Executive Officer of FDH Infrastructure Services

Sháka Rasheed	Director, DigitalBridge Group, Inc. Managing Director, General Manager–Capital Markets, Microsoft Corporation

Dale A. Reiss	Director, DigitalBridge Group, Inc. Private Investor

John L. Steffens	Director, DigitalBridge Group, Inc. Founder Spring Mountain Capital, LP

Jacky Wu	Executive Vice President, Chief Financial Officer and Treasurer DigitalBridge Group, Inc.

Ronald M. Sanders	Executive Vice President, Chief Legal Officer and Secretary DigitalBridge Group, Inc.

Sonia Kim	Managing Director and Chief Accounting Officer DigitalBridge Group, Inc.

DIGITALBRIDGE OPERATING COMPANY, LLC

The following sets forth the name and position of each executive officer of DigitalBridge Operating Company, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o DigitalBridge Operating Company, LLC, 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. To the best of DigitalBridge Operating Company, LLC’s knowledge, none of its executive officers beneficially owns any Common Units of the Issuer and none of its executive officers has engaged in any transactions in the Common Units during the past 60 days.

Executive Officers	Title
Marc C. Ganzi	Chairman, Chief Executive Officer

Jacky Wu	Vice President, Treasurer

Sonia Kim	Vice President

Ronald M. Sanders	Vice President, Secretary

Donna Hansen	Vice President

Neale W. Redington	Vice President